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September 6, 2023		NR 08 – 2023

Positive Preliminary Economic Assessment Completed
for the Slivova Gold Project, Kosovo

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that its partner at the Slivova Gold Project in the Republic of Kosovo, Western Tethyan Resources (“WTR”), has provided a positive, independent Preliminary Economic Assessment (“PEA”) study based on the NI 43-101 Mineral Resources Estimate (“MRE”) previously reported by Avrupa on July 17, 2023 (see news release Slivova Mineral Resource Estimate). Bara Consulting completed the PEA in accordance with CIM standards, and Avrupa has publicly disclosed the document under NI 43-101 reporting requirements.

The Slivova Project is located in the prolific Vardar Mineral Trend, about 30 km SE of Pristina, the capital of Kosovo. WTR can earn-in to 75% of the Project by funding exploration and development for Euro 1,800,000 over three years, and then a further 10% by making certain milestone and success payments, producing an Environmental Impact Statement, delivering a Feasibility Study, and completing a Mining License application. WTR is 75%-owned by AIM-listed Ariana Resources.

Highlights from the PEA include:

•Slivova provides a conceptual pre-tax Net Present Value (NPV 8%) of US$27 million, and an internal rate of return (“IRR”) of 29% at a gold price of US$1,835/oz.

•Capital expenditure is estimated at $33.4 million and sustaining capital requirements of $9.4 million are envisaged in the study.

•Average production of 13,000 ounces of gold per annum projected over a seven-year mine life from a combined open-pit and underground mining operation is estimated from the study.

•Gold recovery by the Carbon-in-Leach (“CIL”) method, with recovery of gold at 92-94.5% Au (based on current testwork) and a processing rate of 142,000 tpa is estimated from the study.

The full PEA document, which includes the NI 43-101 Mineral Resource Estimate, may be accessed on SEDAR+ or via the Avrupa Minerals website: Slivova PEA

The independent Qualified Person for Mineral Resources as defined by NI 43-101 is Mr. Richard Siddle, MAIG, of Addison Mining Services Ltd. Mr. Siddle has reviewed and approved the scientific and technical content of this news release. The Qualified Person completed a site visit to the project on 13 June 2023, and has inspected the property, drillhole locations and has reviewed selected intervals of the drill core used in the Mineral Resource Estimate. No concerns were identified during the visit.

The independent Qualified Person for the disclosure of the Preliminary Economic Assessment, as defined by NI 43-101, is Dr. Andrew Bamber, BSc, MASc, PhD, P.Eng. of Bara Consulting Limited. Dr. Bamber has reviewed and approved the scientific and technical content of this news release, in the form and context in which it appears. Dr. Bamber completed a site visit to the project on 15 February 2023 and inspected the property, core samples, and visited locations relevant to the project including the gossan outcrop and potential access road, process plant, and tailings sites within the license area.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “We are delighted about the progress made at the Slivova Gold Project by Western Tethyan Resources and associated company Ariana Resources. In the past two months the Mineral Resource Estimate has been updated, and a positive Preliminary Economic Assessment has been completed by our partners. We look forward to seeing more positive results from the upcoming Q4 2023/Q1 2024 work field work program, including trenching and drilling, the Q4 2023 initiation of an Environmental Baseline Study, and continued, strong and proactive ESG work in the project area.”

Mentor Demi, Managing Director of Western Tethyan Resources, added, “The PEA prepared by Bara Consulting provides strong evidence that the Slivova Gold Project has the potential to develop into a profitable gold mine of modest size, even if no additional resources are identified. By showcasing a compelling economic viability, it also provides the basis for commencing the next phase of detailed exploration and techno-economic studies. In conjunction with the pre-established infill resources drill program, WTR is commencing a trenching program to enhance exploration in the areas bordering the primary resource zone, specifically targeting Dzemailj and Valijevishte. Throughout Q4, the company intends to initiate the Environmental Base Line Study, the Social Impact Assessment, and complete the planning for a drilling program, with the actual drilling activities scheduled to commence in the first quarter (Q1) of 2024.”

Dr. Kerim Sener, Managing Director of Ariana Resources, added, “This is an excellent positive outcome for the Slivova Gold Project, demonstrating its potential economics and highlighting opportunities to enhance the project in the longer term. The broader exploration potential of the Slivova project area, in particular the opportunity to define further mineralisation down-plunge of the existing orebody, bodes well for further economic upside. We are now looking to complete further work to demonstrate this upside, via a phased exploration programme, which will target the definition of additional resources and further investigate various aspects of the proposed mine design and processing route, among other technical matters.”

Following is a summary discussion of important points from the PEA (from Western Tethyan Resources):

Introduction

The Slivova Gold-Silver Project (“the Project”) is located some 30 km southeast of Pristina, the capital of Kosovo. The Project was acquired by AVU Kosova, a wholly owned subsidiary of Avrupa Minerals (“Avrupa”), which was granted a seven-year exploration licence for the Project in 2022. In May 2023, Western Tethyan Resources Ltd (“Western Tethyan”, “WTR” or “the Company”) executed an earn-in agreement with Avrupa, in which WTR can earn-in up to 85% of the project.

Bara Consulting Limited (“Bara”) was engaged by WTR to prepare a Preliminary Economic Assessment (“PEA”) for Slivova. The study comprises the updated Mineral Resource Estimate (announced separately on July 17, 2023) and mining and tailings management assessments, which were used as inputs into a concept level techno-economic evaluation prepared in accordance with CIM guidelines and disclosed in accordance with NI 43-101 reporting requirements.

Project Location

The Slivova Project exploration license is located along the Vardar Mineral Trend, approximately 30 km (30 minutes by car) southeast of Pristina, the capital city of Kosovo. Access to the Project is via the Pristina-to-Gjilan, two-lane highway and then an unsealed road beyond the village of Peshter.

There are four main exploration targets within the Slivova licence: Peshter, Dzemail, Valjeviste, and Brus. The Peshter prospect is further subdivided into three portions: the Main Gossan, Gossan Extension, and the Sandstone Gossan. The Peshter prospect is the main subject of the PEA, for which there is material disclosure (Figure 1).

520000
522000
524000
526000
528000
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N
Kosovo
Slivova
Peshter Target
(Slivova Deposit)
Legend
Primary Access Route
License Boundary
Deposit Outline
0
0.5
1
2
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Figure 1: The Slivova deposit (Peshter Target), and its associated license boundary.

Project Geology

Within the Slivova license, two units are identified: the calcareous unit and the non-calcareous greywacke unit. They are moderately- to steeply-dipping, northwest striking, and beyond the mineralized prospects, tend to be unaltered and weakly to moderately oxidized.

Two types of intrusive dykes and sills were identified in the mapping and drilling: hornblende-biotite porphyry dykes and stock, and a feldspar porphyry dyke. The dykes represent less than 3% of the total rock volume within the Main Gossan, with the hornblende-biotite porphyry representing 99.5% of the intrusive rocks. Within the Gossan Extension, the hornblende-biotite porphyry is represented by a greater volume of rock and may be a series of northeast-trending dykes, or a larger stock.

Economic mineralization in the Main Gossan and Gossan Extension is concentrated in the calcareous pebble conglomerate and calcareous sandstones. Mineralization at Slivova is classified as a distal, intrusive-related, stratiform, massive to disseminated gold-silver-lead-zinc deposit. The principal minerals of economic interest are gold with minor amounts of galena, sphalerite, chalcopyrite, and silver. The gangue mineral assemblage consists of ilvaite(?), trace magnetite, arsenopyrite, pyrrhotite, marcasite, pyrite, quartz, and various carbonates. Trace elements include arsenic, bismuth, chromium, manganese, nickel, and vanadium.

Mineral Resources

The Mineral Resource Estimate, as previously announced, has an effective date of 22 June 2023. The Mineral Resource Estimate for Slivova, completed on July 14, 2023, is reported in Table 1 and is based on the block model shown in Figure 2. No estimates of Mineral Reserves have been prepared. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The Qualified Person is not aware of any such issues at the time of writing.

900Z
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AuEq g/t
< 0.2
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Figure 2: Oblique view of the block model showing the estimated gold grades. WGS84 Z34N.

Category	Tonnes	Bulk Density	AuEq (g/t)	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Total Mineral Resources (Gross to the Project)
Measured	835,000	2.9	4.3	4.2	15	113,000	402,000
Indicated	296,000	2.8	3.6	3.5	15	33,200	144,000
Meas + Ind	1,130,000	2.9	4.1	4.0	15	146,000	546,000
Inferred	250,000	2.8	3.7	3.7	13	30,000	100,000
Open Pit Resources Above 0.5g/t AuEq
Measured	110,000	2.9	3.2	3.2	14	11,200	48,300
Indicated	39,300	2.6	2.8	2.7	13	3,390	16,500
Meas + Ind	150,000	2.8	3.1	3.0	13	14,600	64,800
Inferred	nil	nil	nil	nil	nil	nil	nil
Underground Resources Above 1.5g/t AuEq
Measured	725,000	2.9	4.4	4.4	15	102,000	354,000
Indicated	257,000	2.9	3.7	3.6	15	29,800	127,000
Meas + Ind	982,000	2.9	4.2	4.2	15	131,000	481,000
Inferred	250,000	2.8	3.7	3.7	13	30,000	100,000

Table 1: Estimated Mineral Resources for Slivova. Numbers are rounded to an appropriate number of significant figures, and as such, discrepancies may exist between individual values, products, and totals.

Notes to the Mineral Resource Estimate (1-9):

1.The independent Qualified Person responsible for Mineral Resource disclosure, as defined by NI 43-101, is Mr. RichardSiddle, MSc, MAIG, of Addison Mining Services Ltd. The effective date of the Mineral Resource Estimate is 22 June 2023.

2.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted to Mineral Reserves.

3.A gold equivalent (AuEq) grade was calculated for each block using the formula AuEq = (Ag g/t x 0.05) + Au g/t. It is the opinion of the Qualified Person that all elements included in the Au Equivalent calculation have a reasonable prospect of being recovered and sold, the calculation of the Au equivalent value considers the relative recovery and payability of each element (recovery by cyanide leaching of 93.4% for gold and 50% for silver and 95% and 85% payability, respectively, as informed by metallurgical test work completed to date) as well as the assumed commodity prices.

4.Reasonable prospects of eventual economic extraction are satisfied by the estimation of break-even cut-off grades for each anticipated mining scenario (0.5g/t AuEq for open pit and 1.5g/t AuEq for underground mining). These cut-off grades were used to report the Mineral Resource. The cut-off grades were estimated on the basis of the following assumptions: a gold price of US$1850/oz (selected following consideration of (1, 2 and 3 year trailing average LMBA gold price and LMBA 2023 average forecast gold price, a silver price of US$20/oz, underground mining costs of US$43.7/t, processing costs (including tailings disposal) of US$29.5/t and G&A costs of US$3/ROMt.

5.Estimates in the above table have been rounded to three significant figures for Measured and Indicated Resources and two significant figures for Inferred Mineral Resources.

6.CIM Definition Standards for Mineral Resources have been followed.

7.The independent Qualified Person for Resources is not aware of any additional known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that could materially affect the Mineral Resource Estimate.

8.The Mineral Resource figures set out above are quoted gross with respect to the Project. WTR of which Ariana owns 75%, has yet to establish a net attributable interest under the Earn-in and accordingly, no separate net attributable figures are reported.

9.Western Tethyan Resources is the operator of Slivova.

Mine Design

A revised approach to the mining of Slivova involves a small starter pit to access the outcropping mineralized gossan area, followed by underground extraction of the gold resource below the open pit at an appropriate extraction rate to suit the size and grade of the deposit. Mine design involved a more detailed analysis of the potential mining method and a mineable stope optimization exercise to fully assess and define the underground stoping extents.

A geotechnical review was undertaken to validate extraction methods. Ore zones and host rocks are either non-calcareous or calcareous sequences of altered sedimentary rocks with ore zone strengths varying between 45 MPa and 50 Mpa. Mine design was adapted to be flexible to varying competencies of host rock, particularly in the contact areas.

The starter pit has been designed to be mined from the top bench downwards with ore being accessible and extracted immediately, i.e., there is no requirement or need for any pre-stripping. It has been assumed that this small open pit can be mined by local contractors who have quarries within the vicinity of the proposed mine at Slivova. The revised starter pit design is also situated such that there is now no requirement for stream re-alignment where the pit can be accessed for initial extraction via existing tracks on the north side of the stream. Pit extents minimize the impact on the surrounding countryside and local communities.

Due to the requirement for a 25 m crown pillar, the bottom bench was modified to a base of 865 mRL. Bench access was linked into the existing tracks and roads on the site. This allows for easy access to each bench for overburden and ore removal without the need for any ramps. Access to the bottom bench is directly in from topography. Pit operations cease after Year 1.

Underground access is envisaged as a portal developed directly into the south valley wall, supporting mining typically by sublevel open stoping, unless ore zone geometry dictates a step down to cut-and-fill methods. Main sublevels are 20 m, with stoping separated 25 m from the open pit bottom by a crown pillar which will be mined by sublevel caving methods at the end of mine life.

Mining is suggested to be via small teams of approximately 16 people per shift, using small diesel fleet appropriate for production at between 300 t/day and 400 t/day. Mined material to be trammed directly from underground operations through the portal to the primary crusher tip located at the plant site on the saddle of the southern ridge 500 m to the east.

Recovery Methods

Results of extensive characterisation and testing of the Slivova ore by a range of methods suggest that treatment would be via carbon-in-leach (“CIL”) methods, delivering gold recovery of 92-94.5% and silver recovery of 19.8-22.5%. Some gold may be extracted via gravity recovery methods. Nominal plant throughput will be 142,000 tpa, with primary, secondary, and tertiary crushing of the ore, followed by ball milling to 106 µm and leaching of the ore by CIL methods. Loaded carbon is stripped, with electrowinning and final EAF smelting of the doré to bullion on site.

Environmental

The environmental and social work completed to date is in line with that required for the PEA based on the revised mining plan. No environmental or social fatal flaws have been identified, and Bara is not aware of any environmental or social issue that would prevent the project from proceeding to the PFS phase, during which time various potential environmental risks would need to be evaluated further.

Economic Analysis

The economic analysis presented here is preliminary in nature and is based in part on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as Mineral Reserves. There is therefore no certainty that the PEA presented here will be realised.

PEA level economic analysis is based on the production schedule presented with capital and operating cost estimates for the Slivova Project and other information as of July 2023. The discounted cashflow analysis (“DCF”) is presented in United States Dollars (US$) in real money terms, free of escalation or inflation. Revenue has been determined through application of the recovered troy ounces produced by Slivova to the gold and silver prices as stated, less payability.

Depreciation has been calculated on the assumption that 100% of capital expenditure may be deducted from profits in the year that they are incurred (Deductibility Rate). It is assumed that all capital expenditure is eligible for deduction. A discount rate of 8% has been used for the evaluation, and no tax treatment has been applied.

The conceptual DCF analysis shows the Project is economic with a pre-tax net present value (“NPV”), at 8% discount rate, of US$27 million, and an internal rate of return (“IRR”) of 29% with upfront capital requirements of $33.4 million, and sustaining capital requirements of $9.4 million.

Western Tethyan Minerals (WTR) is a UK-registered, mineral exploration and development company focused on South East Europe. The company has a strategic alliance with Newmont Corporation and Ariana Resources and is currently focused on exploration for major copper-gold deposits in the Lecce Magmatic Complex and Vardar Belt. The company is assessing several other exploration project opportunities across Eastern Europe, targeting copper-gold deposits across the porphyry-epithermal transition.

Ariana Resources is an AIM-listed mineral exploration and development company with an exceptional track-record of creating value for its shareholders through its interests in active mining projects and investments in exploration companies. Its current interests include gold production in Turkey and copper-gold exploration and development projects in Cyprus and Kosovo.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model. The Company holds one 100%-owned license in Portugal, the Alvalade VMS Project, presently optioned to Sandfire Mineira Portugal in an earn-in joint venture agreement. The Company now holds one 100%-owned exploration license covering the Slivova gold prospect in Kosovo, and is actively advancing four prospects in central Finland through its in-process acquisition of Akkerman Finland Oy. Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo. The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content. Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. He has reviewed the technical disclosure in this release. Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.